Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors
Iterum Therapeutics plc:

We consent to the incorporation by reference in the registration statement (No. 333-225236) on Form S-8 of Iterum Therapeutics plc of our report dated March 25, 2019, with respect to the consolidated balance sheets of Iterum Therapeutics plc as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive loss, convertible preferred shares and shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, which report appears in the December 31, 2018 annual report on Form 10-K of Iterum Therapeutics plc.

/s/ KPMG

Dublin, Ireland
March 25, 2019